Filed by American Tower Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

American Tower Corporation

(Commission File No. 001-14195)

November 1, 2011

This filing relates to the Company’s anticipated REIT election. In connection with its earnings release, the Company made a presentation that included the following information about its REIT election.

Excerpts from Earnings Release:

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Jim Taiclet, American Tower’s Chief Executive Officer stated, “…To further enhance our value to investors, we are preparing for the final steps in our plan to reorganize the company to qualify as a real estate investment trust (REIT) for U.S. federal income tax purposes. Between now and year end, we plan to hold our special meeting of stockholders to approve the reorganization, complete the distribution of our accumulated earnings and profits, continue our communications outreach to REIT investors, and prepare to introduce a quarterly dividend to begin in early 2012.”

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REAL ESTATE INVESTMENT TRUST UPDATE

The Company continues to be on track to elect REIT status for the taxable year beginning January 1, 2012. On September 22, 2011, the Company announced that its registration statement, which outlines its plan to merge into American Tower REIT, Inc., was declared effective by the Securities and Exchange Commission. The Company also announced that it will hold a special meeting of stockholders on November 29, 2011 to vote on the proposed merger. Stockholders of record as of October 3, 2011 will be entitled to vote at the special meeting.

The Company continues to focus its REIT readiness efforts on two remaining work streams. First, the Company continues to make progress with respect to finalizing the amount of its earnings and profits (E&P), and continues to anticipate it will distribute up to $200 million to stockholders using cash on hand during the fourth quarter of 2011. Second, the Company continues to make substantial progress on its operational readiness initiatives, which include finalizing systems and process changes by year end. The determination to elect REIT status is subject to final approval by the Company’s Board of Directors. There is no certainty as to the timing of a REIT election or whether the Company will make a REIT election at all.

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The Company is introducing the following metrics, which are widely recognized by REIT investors: Funds From Operations and Adjusted Funds From Operations. These measures have been provided on a pro forma basis as if the REIT conversion had occurred on January 1, 2010. During the quarter, pro forma Funds From Operations would have been $112.5 million and pro forma Adjusted Funds From Operations would have been $262.0 million.

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UNAUDITED PRO FORMA REIT MEASURES AND RECONCILIATIONS TO GAAP MEASURES

(In thousands, except where noted. Totals may not add due to rounding.)

Given the Company’s preparation for potential election of REIT status for the taxable year beginning January 1, 2012, two widely recognized metrics of operating performance for REITs, Funds From Operations (FFO) and Adjusted Funds From Operations (AFFO), are presented below on a pro forma basis as if the REIT conversion had occurred on January 1, 2010. For more information on the general nature of the pro forma adjustments, see “Pro Forma Financial Information” in the Company’s Definitive Proxy Statement, filed with the SEC on October 11, 2011. The unaudited pro forma calculation of FFO is based on the definition as set forth by the National Association of Real Estate Investment Trusts (NAREIT). A reconciliation of net income to FFO and the calculation of AFFO, which are non-GAAP financial measures, are also presented below. The measures of FFO and AFFO may not be comparable to those reported by REITs that do not compute these measures in accordance with the NAREIT definitions, or that interpret those definitions differently than the Company does. The pro forma adjustments, and other estimates and assumptions set forth in the footnotes below, are preliminary and have been made solely for the purposes of developing the pro forma information. The unaudited pro forma consolidated financial data is not necessarily indicative of the financial position or operating results that would have been achieved had the REIT conversion been completed as of the date indicated, nor are they necessarily indicative of future financial position or operating results. The unaudited pro forma consolidated financial data does not reflect one-time transaction costs related to the REIT conversion and the potential immaterial effect of lower cash balances these transactions have on interest income, higher borrowing costs or foregone investment opportunities.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Net income	$(19,726)	$93,601	$185,406	$289,903
Adjustment for pro forma income taxes (1)	8,499	59,020	123,478	106,536

Pro-forma net income	(11,225)	152,621	308,885	396,440

Real estate related depreciation and amortization	123,715	103,422	356,948	301,695

Pro Forma Funds From Operations	$112,488	$256,043	$665,833	$698,135

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Pro Forma Funds From Operations (from above)	$112,488	$256,043	$665,833	$698,135
Straight-line revenue	(32,687)	(35,379)	(92,999)	(67,805)
Straight-line expense	7,869	5,250	23,125	18,401
Stock-based compensation expense	12,140	13,353	36,185	40,146
Non-real estate related depreciation, amortization and accretion	18,398	11,962	54,954	34,926
Amortization of deferred financing costs, capitalized interest and debt discounts	2,813	1,840	8,278	6,224
Other expense (income) (2)	150,876	(8,236)	115,710	(1,913)
Other operating expense (3)	14,576	4,299	35,770	14,090
Capital improvement capital expenditures	(19,751)	(9,215)	(44,115)	(21,089)
Corporate capital expenditures	(4,744)	(3,405)	(13,503)	(7,761)

Pro Forma Adjusted Funds From Operations	$261,978	$236,512	$789,238	$713,354

(1)	Adjustment reflects reduction to the Company’s income tax provision, as a result of the assumed REIT election on January 1, 2010. For more information, see Note (B) to Unaudited Pro Forma Consolidated Financial Statements in the Company’s Definitive Proxy Statement. As a result, on a pro forma basis, income tax expense is lower by the amount of the adjustment.
(2)	Primarily includes unrealized (gains)/losses on foreign exchange.
(3)	Primarily includes impairments and transaction related costs.

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Excerpts from Earnings Presentation:

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•	REIT Update
o	Filed definitive proxy statement/prospectus with the SEC on October 11, 2011
o	Stockholder meeting scheduled for November 29, 2011
o	Finalizing work on dividend policy and operational readiness

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REIT conversion on track…

Excerpts from Third Quarter American Tower Corporation Conference Call:

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Finally, before I turn the call over to Tom, I’d like to highlight for everyone that we have provided 2 new metrics in our press release this morning: funds from operations, FFO, and adjusted funds from operations, AFFO, which have been presented on a pro forma basis as if the REIT conversion had occurred January 1, 2010. We believe these metrics will be helpful to our investors as we move towards our proposed REIT conversion. We’ve provided definitions and reconciliations for these metrics in this morning’s press release, and in addition, you can find historical calculations in our website.

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In addition, and as we have previously disclosed, we expect to make an accumulated retained earnings and profits distribution during the fourth quarter as we move toward our conversion to a REIT on January 1 of next year.

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With respect to our REIT conversion, we remain right on track to be able to operate as a REIT on January 1 of next year. Recently, we successfully completed a key milestone as our S-4 was declared effective by the SEC on September 22. In addition, our proxy statement materials have been mailed to stockholders, and we will be holding a special stockholder meeting on November 29 where stockholders as of October 3 will be asked to approve the proposed merger of American Tower Corporation into American Tower REIT. Our NYSE ticker symbol, by the way, will remain AMT.

The merger will effect certain charter provisions to ensure we comply with REIT-related share ownership regulations. In addition, we continue to make substantial progress on our internal work streams. And as we near the end of 2011, our final work surrounding our earnings and profits distribution is wrapping up. We continue to expect that our distribution will not exceed $200 million and will be paid using cash on hand. We expect we will provide final certainty around the size of this distribution following our November 29 stockholder vote, as well as guidance regarding our first quarter and full year 2012 dividend.

Please note there’s no guarantee that we will ultimately elect REIT status, and the election is subject to board approval. And finally, any determination to elect REIT status will not be made until the end of the year.

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With that, before I turn the call over to Jim, I’d like to take a moment to thank everyone within the organization who has worked tirelessly to ensure we are REIT ready January 1 of 2012.

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As we move closer to our REIT conversion, we’re engaged in an active outreach program to introduce American Tower and the industry to dedicated real estate investors. Our message includes, we think, a number of compelling aspects, which should resonate with both dedicated REIT investors, income and value-focused investors, as well as our historical base of growth and telecom investors as well.

First, we generate approximately 97% of our income from leasing our tower sites and other land parcels, primarily through investment grade tenants. Our properties are long-lived structures currently depreciated over 20 years, some of which have been in service for over 50 years indicating their even longer physical lives. Unlike the capital equipment that our customers install, which generally has a much shorter useful life and requires significant ongoing capital investment to maintain and upgrade, our business requires relatively little maintenance CapEx.

Second, we’re technology agnostic. Our customers bear the risk associated with technology selection and obsolescence. And as a result of the laws of physics, there’s currently no substitute technology that can replicate the signal propagation characteristics that our customers can achieve from installing on traditional macro tower sites.

Third, just like office buildings, tenant improvements are often made on our sites when new tenants and existing tenants choose to occupy space in our towers. Generally, contributions to these tenant improvements are shared by the new tenant and by us.

Fourth, our revenues grow, not only as annual escalation enhances our existing leases and new tenants come on to our properties, but also as our existing customers increase their utilization of space at our tower sites. This occurs if additional equipment is needed that support technology upgrades as our customers network capacity becomes constrained, resulting in rate-enhancing amendments to our leases.

And finally, as we look through the real estate lands, and as I highlighted earlier, we have a solid track record of deploying the significant cash our business generates under a disciplined, institutionalized investment process. And we’re committed to maintain our historical capital allocation priorities as a REIT.

We are planning to initiate a quarterly dividend in early 2012, which should be an additional attraction for value and income-focused investors, too. Once we have funded the quarterly dividend distribution to maintain our REIT qualification, we will continue to actively seek investments that exceed our risk-adjusted investment hurdles.

We strive to identify and consummate acquisitions and construction programs to generate unlevered IRRs depending on the type of asset and its location, ranging from the very high single digits for core assets in the U.S., high teens or even low 20s per tower assets in places like Africa. We believe that the combination of our growth and recurring free cash flow or adjusted funds from operations and our future dividend to stockholders will create a compelling investment opportunity for real estate, value and income and growth-oriented investors.

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We continue to press forward toward our plan to be fully prepared for REIT conversion as of January 1, 2012. Most all of our investors by now should indeed have received documents related to our shareholder vote scheduled for November 29, as Tom said, only a few weeks away. These materials contain important information explaining the proposed reorganization to facilitate a conversion to REIT for federal tax purposes. And if you have any questions about any of the materials or the meeting, please feel free to contact our Investor Relations team.

Excerpts from Question and Answer Session:

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Q- Richard H. Prentiss - Raymond James & Associates, Inc., Research Division

Appreciate the AFFO information. That was good to see. Do you expect that in 2012, you will actually provide that officially in guidance as well?

A- Thomas A. Bartlett

Yes, Ric, I think we will. And I think it’s very important to provide as many different of these transparent as we possibly can with every aspect of our business, and investors are looking for that type of information. So clearly, we’ll be providing it.

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Q- Simon Flannery - Morgan Stanley, Research Division

Tom, I know you’re not going to give dividend guidance until a little bit later on here. But can you just talk philosophically about how you’re likely to use the NOL balance, where you think it’s going to end the year and how that’s going to phase in and offset dividends over the next couple of years?...

A- Thomas A. Bartlett

And Simon, relative to the dividend, as we’ve been dialoguing, I mean, the way we continue to look at our return is on a total shareholder basis, largest piece of it coming from growth as we’ve been able to generate. And I think with the pipeline that we have in place and the base of business that we have, we’re quite comfortable and excited about the kind of growth going forward. I think if you take a look at the overall yield what we’ve been discussing is the fact that our yield will be, I believe, consistent with those S&P 500 companies with similar growth characteristics, which has historically kind of been in the plus kind of percent range out of the gate. We will have NOLs of probably north of $1 billion going into 2012. So my sense is that we’ll be feathering that in on a pretty much an even basis over the planning period. And if you can just kind of wait for 30 days or so, we’ll be providing more visibility in terms of what that is once the board ultimately approves what that payout ratio is, including both the E&P distribution this year, as well as then what 2012 dividend program would look like.

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Q- David W. Barden - BofA Merrill Lynch, Research Division

…And then the second question, just because these metrics are new, I think to a lot of people with respect to the AFFO calculation in particular, Tom, there’s some new items that we’re talking about here like corporate CapEx or dividing up the depreciation between the core assets and non-core assets, could you kind of walk us through the calc in kind of how you’ve come to some of these numbers as a baseline?

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A- Thomas A. Bartlett

And with regards to your question on FFO as well as AFFO, you can see that in the press release, the one adjustment—and by the way, these 2 particular items are pretty well thought through and defined from NAREIT. So we’re really just conforming with the kind of the NAREIT definitions. But in FFO, what we’re really adding back is that cash tax component, if you will, as well as the real estate-related depreciation, amortization, which again is a defined component within the NAREIT index for FFO. And then going for AFFO, we have talked about it in terms of being very similar to our recurring free cash flow. The main difference between the 2 is how we’re considering the redevelopment CapEx, or recurring free cash flow we’re deducting it for AFFO or not. So you can see that the capital improvements, capital expenditures and corporate capital expenditures are similar to how we would think of recurring free cash flow, but what you don’t see in there are those associated with the redevelopment CapEx. And the additional item there is the non-real estate-related depreciation, which is just when you add it to the real estate-related depreciation, you come up with 100% of the depreciation, amortization expense. So hopefully it’s pretty well defined there. We’ve given a fair amount of breakout relative to -- we always do straight-line revenue and expense, but hopefully gave a fair amount of details so that people can reconcile between the 2. But as I said, they’re aligned identically really to the definitions that NAREIT has outlined.

Cautionary Language Regarding Forward-Looking Statements

This document contains “forward-looking statements” concerning the Company’s goals, beliefs, expectations, strategies, objectives, plans, future operating results and underlying assumptions, and other statements that are not necessarily based on historical facts. Examples of these statements include, but are not limited to, our expectation to elect real estate investment trust status, the timing and effect of that election, the form, timing and amount of the special E&P distribution and our expectation regarding the declaration of quarterly distributions. For additional information regarding factors that may cause actual results to differ materially from those indicated in our forward-looking statements, we refer you to the information contained in Item 1A of our Form 10-Q for the three months ended June 30, 2011 and our definitive proxy statement/prospectus filed on October 11, 2011 under the caption “Risk Factors.” We undertake no obligation to update the information contained in this document to reflect subsequently occurring events or circumstances.

ADDITIONAL INFORMATION AND CAUTIONARY STATEMENT

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. American Tower REIT, Inc. has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4/A containing a proxy statement of American Tower Corporation and a prospectus of American Tower REIT, Inc. with respect to the proposed merger. The registration statement was declared effective by the SEC on September 22, 2011. On October 11, 2011, notice of a special meeting and a definitive proxy statement/prospectus was mailed to stockholders of American Tower Corporation who held shares of Class A common stock of American Tower Corporation on October 3, 2011. INVESTORS ARE URGED TO READ THE FORM S-4/A AND PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by American Tower Corporation free of charge by contacting Corporate Secretary, 116 Huntington Avenue Boston, Massachusetts 02116.

American Tower, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower’s stockholders in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the merger will be included in the Form S-4/A and proxy statement. Information about the directors and executive officers of American Tower and their ownership of American Tower stock is set forth in the proxy statement for American Tower’s 2011 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4/A and proxy statement for the merger.

Investors should read the Form S-4/A and proxy statement carefully before making any voting or investment decisions.